SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


05048891

# FORM 11-K


SEC MAIL PROCESSING
RECEIVED
JUN 29 2005
WASH, D.C.
198
SECTION

**(Mark One)**

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

for the fiscal year ended December 31, 2004

OR

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______________ to _______________.

Commission File Number 001-14982

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.
555 Maryville University Drive, Suite 240
St. Louis, MO 63141

**TABLE OF CONTENTS**



# HUTTIG BUILDING PRODUCTS, INC.
# SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

p. 3



**KPMG LLP**
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

## Report of Independent Registered Public Accounting Firm

The Trustee of the Huttig Building Products, Inc.
Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
May 25, 2005

**HUTTIG BUILDING PRODUCTS, INC.**
**SAVINGS AND PROFIT SHARING PLAN**

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

| | | 2004 | 2003 |
|---|---|---|---|
| Investments: | | | |
| Investments, at fair value | $ | 81,837,506 | 70,937,426 |
| Loans to participants | | 646,258 | 743,067 |
| Total investments | | 82,483,764 | 71,680,493 |
| Receivables: | | | |
| Participant contributions | | 163,757 | 224,624 |
| Employer contributions | | 232,741 | 270,347 |
| Total receivables | | 396,498 | 494,971 |
| Net assets available for benefits | $ | 82,880,262 | 72,175,464 |

See accompanying notes to financial statements.

## HUTTIG BUILDING PRODUCTS, INC.
## SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Additions: | | |
| Contributions and other additions: | | |
| Employer contributions | $ 1,659,661 | 1,571,673 |
| Participant contributions | 4,170,726 | 4,193,627 |
| Participant rollover contributions | 423,996 | 169,681 |
| Total contributions and other additions | 6,254,383 | 5,934,981 |
| Investment income: | | |
| Interest and dividends | 645,945 | 362,811 |
| Interest on loans to participants | 47,939 | 57,402 |
| Net appreciation in fair value of investments | 16,611,049 | 10,901,327 |
| Total investment income | 17,304,933 | 11,321,540 |
| Total additions | 23,559,316 | 17,256,521 |
| Deductions: | | |
| Benefits paid to participants | 2,728,878 | 1,364,946 |
| Transfers from the Plan | 9,900,011 | 3,459,877 |
| Loan defaults | 168,602 | 15,479 |
| Administrative and other expenses | 57,027 | 58,371 |
| Total deductions | 12,854,518 | 4,898,673 |
| Net increase in net assets available for benefits | 10,704,798 | 12,357,848 |
| Net assets available for benefits, beginning of year | 72,175,464 | 59,817,616 |
| Net assets available for benefits, end of year | $ 82,880,262 | 72,175,464 |

See accompanying notes to financial statements.

## (1) Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

### *(a) General*

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the Trustee) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

### *(b) Contributions*

Plan participants may contribute between 2% and 16% of their annual compensation, up to the maximum allowable under Section 401(k) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis.

The Company contribution is discretionary, as determined by the board of directors of the Company, and is currently equivalent to 50% of the deferred savings, up to a maximum contribution based on 6% of eligible compensation contributed. As of April 20, 2004, the Plan was amended such that 50% of the matching contributions made by the Company are invested in Huttig common stock or in the form of cash which is invested in Huttig common stock. The remaining 50% of the matching contributions made by the Company are invested in accordance with the employees' current investment election. In the event that the employee did not make an investment election for employer match, the Trustee will invest in Company stock. If the contribution is in Company stock, such contribution is based on the fair market value of the Huttig common stock contributed as of the day of delivery to the Trustee. Prior to April 20, 2004, all matching contributions made by the Company were in the form of Huttig common stock.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the

Plan year. Profit-sharing contributions are based on the Company's profitability and are allocated based on a participant's yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no profit sharing contributions remitted to the Plan in 2004 or 2003.

(c) *Investments*

Participants may elect to place their deferred or non-deferred contributions into the following funds: Huttig Company Stock, Prudential Jennison Growth Fund Z, Prudential Dryden Stock Index Fund Z, MFS Mid Cap Growth Fund, Fidelity Advisors Dividend Growth A Fund, Lord Abbett Mid Cap Value Fund, Lord Abbett Small Cap Value A Fund, Templeton Foreign Fund A, American Balanced Fund, and Prudential Insurance Ln AP Fund. Individual participants may further elect the Stable Value Fund. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. Stock fund after the effective date of the Plan.

(d) *Vesting and Forfeitures*

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participants' years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement.

Any amounts forfeited are allocated towards the employer matching contributions for the Plan year following the year the forfeiture occurs. The amounts forfeited were $383,103 and $103,086 in 2004 and 2003, respectively.

(e) *Payments of Benefits*

Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from Huttig common stock are made in cash. Forfeitures of the nonvested amounts are first used for payment of Plan expenses, and matching contributions that are not used to pay Plan expenses are used to reduce future employer contributions. In 2004, in connection with the sale of a certain facility, $9,900,011 of plan assets were transferred out of the Plan. In 2003, transfers from the Plan were $3,459,877.

(f) *Loans to Employees*

Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant's highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 2%. At December 31, 2004, the range is 5.00% – 11.50%. The outstanding balance of loans to participants was $646,258 and $743,067 as of December 31,

2004 and 2003, respectively. Interest income on the loan fund is included as interest income in the participants' fund accounts based on their elected loan allocation.

*(g) Plan Member Accounts*

Individual accounts are maintained for each Plan participant to reflect the Plan participant's share of the Plan's income, the Company's contribution, and the Plan's participant's contribution.

## (2) Summary of Significant Accounting Policies

*(a) Basis of Presentation*

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

*(b) Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

*(c) Administrative Expenses*

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

*(d) Valuation of Investments*

Investments in mutual funds and Huttig company stock are valued using publicly stated quotes as of the close of business on the last day of the plan year. Investment transactions are accounted for on the trade-date basis.

The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

The Plan's guaranteed interest fund is included in the financial statements at December 31, 2004 at contract value, which approximates market value as reported to the Plan by the Trustee. Contract value represents the deposits less withdrawals made under the contract plus interest earned through the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee that is based on the five-year U.S. Treasury Note yield, which was 3.71% at December 31, 2004. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

The Plan provides for investment in various investments and investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

### (e) *Reclassifications*

Certain 2003 amounts have been reclassified to conform with the 2004 presentation.

## (3) Investments

The following presents investments that represent 5% or more of the Plan's net assets:

| | 2004 | 2003 |
|---|---|---|
| Stable Value Fund | $ 20,514,929 | 21,953,799 |
| Fidelity Advisors Dividend Growth | 9,947,827 | 10,696,495 |
| Prudential Jennison Growth Fund Z | 9,636,129 | 10,018,849 |
| Crane Company Stock* | 5,588,505 | 7,102,352 |
| Huttig Company Stock* | 18,133,802 | 5,279,311 |
| Prudential Dryden Stock Index Fund Z | 4,191,977 | 4,214,326 |
| American Balanced Fund | 3,936,341 | 3,632,293 |
| Other | 9,887,996 | 8,040,001 |
| Total investments | $ 81,837,506 | 70,937,426 |

* Nonparticipant-directed (See note 1)



(Continued)

During 2004, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| Appreciation/(depreciation) in fair value: | | | |
| Stable Value Fund | $ | 687,219 | 843,181 |
| Prudential Jennison Growth Fund Z | | 805,096 | 2,209,610 |
| Crane Company Stock | | (376,760) | 2,552,363 |
| Huttig Company Stock | | 13,316,513 | 198,643 |
| Prudential Dryden Stock Index Fund Z | | 338,970 | 878,094 |
| Putnam International Growth A Fund | | 2,882 | 610,453 |
| MFS Mid Cap Growth Fund | | 361,995 | 750,537 |
| Lord Abbett Mid Cap Value Fund | | 526,033 | 442,142 |
| Fidelity Advisors Dividend Growth | | 396,310 | 1,844,283 |
| Templeton Foreign Fund A | | 327,722 | — |
| Dreyfus Premier Balanced Fund A | | — | 27 |
| Prudential Ln AP Fund | | 8 | — |
| Lord Abbett Small Cap Value Fund | | 72,949 | 2,835 |
| American Balanced Fund | | 152,112 | 569,159 |
| | $ | 16,611,049 | 10,901,327 |

(4) **Nonparticipant-Directed Investments**

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

| | | 2004 | 2003 |
|---|---|---|---|
| Net assets: | | | |
| Common stock | $ | 13,431,608 | 4,703,318 |
| Employer contributions receivable | | 232,741 | 270,347 |
| Net assets | $ | 13,664,349 | 4,973,665 |

| | | 2004 | 2003 |
|---|---|---|---|
| Changes in net assets: | | | |
| Employer contributions | $ | 1,164,536 | 1,571,673 |
| Net appreciation in fair value of investments | | 10,340,025 | 183,494 |
| Benefits paid to participants | | (1,441,359) | (299,566) |
| Forfeitures | | (361,058) | — |
| Other | | (374,769) | (59,147) |
| Change in net assets | $ | 9,327,375 | 1,396,454 |



(Continued)

p11

## (5) Tax Status

The Plan has obtained a tax determination letter dated June 20, 2002. The Plan has been amended since the receipt of this letter; however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax-exempt through the year ended December 31, 2004. Accordingly, no provision for income taxes has been recorded in the financial statements.

## (6) Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

## (7) Related Parties

Certain Plan investments are shares of mutual funds and common collective trusts that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

Schedule I

## HUTTIG BUILDING PRODUCTS, INC.
## SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets Held (at end of year)

December 31, 2004

| | | Fair value |
|---|---|---|
| Stable Value Fund | $ | 20,514,929 |
| Fidelity Advisors Dividend Growth | | 9,947,827 |
| Prudential Jennison Growth Fund Z* | | 9,636,129 |
| Crane Company Stock* | | 5,588,505 |
| Huttig Company Stock* – non-participant directed | | 13,431,608 |
| Huttig Company Stock* – participant directed | | 4,702,194 |
| Prudential Dryden Stock Index Fund Z* | | 4,191,977 |
| Templeton Foreign Fund A | | 2,623,081 |
| American Balanced Fund | | 3,936,341 |
| MFS Mid Cap Growth Fund | | 2,860,710 |
| Lord Abbett Mid Cap Value Fund | | 3,255,087 |
| Lord Abbett Small Cap Value A Fund | | 1,148,998 |
| Prudential Insurance Ln AP Fund | | 120 |
| Participant loans, 5.00% to 11.50%* | | 646,258 |
| | $ | 82,483,764 |

*Represents a party-in-interest allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

Schedule II

**HUTTIG BUILDING PRODUCTS, INC.**
**SAVINGS AND PROFIT SHARING PLAN**

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2004

| | Purchases | | Sales | | | |
|---|---|---|---|---|---|---|
| | No. of trans. | Cost | No. of trans. | Cost | Sales price | Gain |
| Huttig Company Stock | 47 | $ 1,890,030 | 177 | $ 1,294,204 | 2,352,053 | 1,057,849 |
| Fidelity Advisor Dividend Growth | 64 | 1,250,393 | 156 | 2,136,866 | 2,395,371 | 258,505 |
| Stable Value Fund 80 | 90 | 3,148,526 | 148 | 4,975,738 | 5,297,029 | 321,291 |

See accompanying report of independent registered public accounting firm.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC.
(Plan Administrator)

Date: June 28, 2005

By: Darlene K Schroeder
Darlene K. Schroeder
Vice President – Human Resources

## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 23.1 | Consent of KPMG LLP, independent registered public accounting firm. |

Exhibit 23.1



**Consent of Independent Registered Public Accounting Firm**

The Board of Directors
Huttig Building Products, Inc.:

We consent to incorporation by reference in the registration statement No. 333-92495 on Form S-8 of Huttig Building Products, Inc. of our report dated May 25, 2005, relating to the statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2004, which report appears in the annual report on Form 11-K of the Huttig Building Products, Inc. Savings and Profit Sharing Plan.

KPMG LLP

St. Louis, Missouri
June 28, 2005